Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited Second Quarter 2020 Earnings

Macau, Thursday, August 20, 2020 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the second quarter of 2020.

Total operating revenues for the second quarter of 2020 were US$0.18 billion, representing a decrease of approximately 88% from US$1.46 billion for the comparable period in 2019. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming operations as a result of the COVID-19 pandemic, which resulted in a significant decline in inbound tourism in the second quarter of 2020.

Operating loss for the second quarter of 2020 was US$370.8 million, compared with operating income of US$208.0 million in the second quarter of 2019.

Melco generated negative Adjusted Property EBITDA(1) of US$156.3 million in the second quarter of 2020, compared with Adjusted Property EBITDA of US$448.0 million in the second quarter of 2019.

Net loss attributable to Melco Resorts & Entertainment Limited for the second quarter of 2020 was US$368.1 million, or US$0.77 per ADS, compared with net income attributable to Melco Resorts & Entertainment Limited of US$101.8 million, or US$0.21 per ADS, in the second quarter of 2019. The net loss attributable to noncontrolling interests during the second quarters of 2020 and 2019 were US$58.7 million and US$2.5 million, respectively, all of which were related to Studio City, City of Dreams Manila, and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “COVID-19 and the subsequent travel restrictions and quarantine requirements have significantly impacted our second quarter operating and financial performance. To help mitigate the impact from COVID-19, we have been quick to formulate strategies to preserve liquidity and improve the Company’s balance sheet. In April, we bolstered our balance sheet by entering into a new senior facilities agreement and by selling the shares we held in Crown Resorts Limited. In May, the board suspended the Company’s quarterly dividend program.

  MELCO RESORTS & ENTERTAINMENT LIMITED

  Incorporated in the Cayman Islands with limited liability

“To further enhance our balance sheet, our subsidiary, Melco Resorts Finance Limited, recently accessed the capital markets and issued US$850 million aggregate principal amount of 5.750% senior notes due 2028.

“In addition, in relation to our Studio City project, Studio City Finance Limited, a wholly-owned subsidiary of Studio City International Holdings Limited (“SCIHL”), issued US$500 million aggregate principal amount of 6.00% senior notes due 2025, and US$500 million aggregate principal amount of 6.50% senior notes due 2028 in July. In August, SCIHL also completed a series of private placements of its Class A ordinary shares and American depositary shares to certain existing shareholders, including Melco, which resulted in gross proceeds to SCIHL of approximately US$500 million. Proceeds from the Studio City transactions significantly strengthen SCIHL’s balance sheet and its ability to fund the Phase 2 expansion of Studio City.

“Melco continues to manage its balance sheet in a prudent manner. As of June 30, 2020, we had cash on hand of approximately US$1.2 billion, and undrawn revolver facilities of approximately US$1.6 billion. Proforma for the issuance of the new senior notes and the Studio City private share placements (but excluding Melco’s subscription therein of approximately US$280 million), Melco’s cash on hand as of June 30, 2020 was approximately US$2.0 billion, while the undrawn revolver facilities in Macau and Manila were approximately US$2.0 billion.

“Despite the current economic uncertainty, sustainability remains a high priority in Melco’s operations. We published our 2019 Sustainability Report, in June, highlighting our progress made in the last twelve months, which includes: 1) receiving an A- and “Best First Time Performer” accolade from CDP, one of the world’s most respected and long-standing environmental disclosure systems, 2) diverting 712 tons of waste from disposal to recycling and composting, and 3) installing solar panels at City of Dreams Manila with the potential to generate 100,000 kWh of electricity per month. In July, Melco became a signatory to the Global Tourism Plastics Initiative led by the UN Environment Programme and the World Tourism Organisation in collaboration with the Ellen MacArthur Foundation.

“Melco remains committed to its global development program. Construction on the expansion of Studio City is progressing. Upon completion, it will offer approximately 900 additional luxury hotel rooms and suites, one of the world’s largest indoor/outdoor water parks, a Cineplex, fine-dining restaurants and state-of-the-art MICE space. In Europe, we are developing City of Dreams Mediterranean, which upon completion, will be Europe’s largest integrated resort with approximately 500 luxury hotel rooms, a 1,500-seat amphitheater, and approximately 10,000 square meters of MICE space.

“Turning to Japan, I want to highlight our unwavering commitment to bring to the country the best IR the world has ever seen. We believe our focus on the Asian premium segment, a portfolio of high-quality assets, devotion to craftsmanship, dedication to world-class entertainment offerings, market-leading social safeguard systems, established track record of successful partnerships, culture of exceptional guest service, and commitment to employee development puts Melco in a strong position to help Japan realize the vision of developing a world-leading IR with a unique, Japanese touch.

“Lastly, we are excited to see some early signs of returning to normal operations in our integrated resorts. In mid-June, operations at Cyprus Casinos have partially resumed. In addition, commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to mandatory quarantine. The issuance of IVS visas was reinstated for Zhuhai residents on August 12, 2020, while the nationwide resumption of IVS visa issuance is expected to commence on September 23, 2020. We are hopeful these announcements signal the eventual resumption of the pre-COVID travel between Macau and Mainland China. While we are encouraged by the recent positive developments, ensuring the safety and well-being of our colleagues, customers and communities in which we operate remains our highest priority.”

City of Dreams Second Quarter Results

For the quarter ended June 30, 2020, total operating revenues at City of Dreams were US$105.4 million, compared to US$790.8 million in the second quarter of 2019. City of Dreams generated negative Adjusted EBITDA of US$70.3 million in the second quarter of 2020, compared with Adjusted EBITDA of US$250.8 million in the second quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and lower non-gaming revenue, as well as a higher provision for credit losses.

Rolling chip volume was US$2.03 billion for the second quarter of 2020 versus US$14.90 billion in the second quarter of 2019. The rolling chip win rate was 6.13% in the second quarter of 2020 versus 3.16% in the second quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$41.4 million in the second quarter of 2020, compared with US$1.37 billion in the second quarter of 2019. The mass market table games hold percentage was 31.5% in the second quarter of 2020 compared to 31.6% in the second quarter of 2019.

Gaming machine handle for the second quarter of 2020 was US$82.5 million, compared with US$1.04 billion in the second quarter of 2019. The gaming machine win rate was 1.8% in the second quarter of 2020 versus 3.8% in the second quarter of 2019.

Total non-gaming revenue at City of Dreams in the second quarter of 2020 was US$12.8 million, compared with US$98.4 million in the second quarter of 2019.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2020, total operating revenues at Altira Macau were US$17.0 million, compared to US$104.3 million in the second quarter of 2019. Altira Macau generated negative Adjusted EBITDA of US$19.4 million in the second quarter of 2020, compared with Adjusted EBITDA of US$8.5 million in the second quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments.

Rolling chip volume was US$0.37 billion in the second quarter of 2020 versus US$4.36 billion in the second quarter of 2019. The rolling chip win rate was 6.19% in the second quarter of 2020 versus 2.95% in the second quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$14.5 million in the second quarter of 2020 versus US$150.0 million in the second quarter of 2019. The mass market table games hold percentage was 11.3% in the second quarter of 2020, compared with 22.5% in the second quarter of 2019.

Gaming machine handle for the second quarter of 2020 was US$43.4 million, compared with US$83.5 million in the second quarter of 2019. The gaming machine win rate was 3.5% in the second quarter of 2020 versus 4.4% in the second quarter of 2019.

Total non-gaming revenue at Altira Macau in the second quarter of 2020 was US$1.4 million, compared with US$6.6 million in the second quarter of 2019.

Mocha Clubs Second Quarter Results

Total operating revenues from Mocha Clubs were US$23.2 million in the second quarter of 2020, compared to US$28.9 million in the second quarter of 2019. Mocha Clubs generated US$4.4 million of Adjusted EBITDA in the second quarter of 2020, compared with US$5.3 million in the same period in 2019.

Gaming machine handle for the second quarter of 2020 was US$496.2 million, compared with US$609.4 million in the second quarter of 2019. The gaming machine win rate was 4.7% in the second quarter of 2020 versus 4.8% in the second quarter of 2019.

Studio City Second Quarter Results

For the quarter ended June 30, 2020, total operating revenues at Studio City were US$10.9 million, compared to US$328.9 million in the second quarter of 2019. Studio City generated negative Adjusted EBITDA of US$42.3 million in the second quarter of 2020, compared with Adjusted EBITDA of US$94.8 million in the second quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and lower non-gaming revenue.

Studio City’s rolling chip volume was US$0.23 billion in the second quarter of 2020 versus US$3.10 billion in the second quarter of 2019. The rolling chip win rate was 0.17% in the second quarter of 2020 versus 2.76% in the second quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$20.1 million in the second quarter of 2020, compared with US$877.0 million in the second quarter of 2019. The mass market table games hold percentage was 22.2% in the second quarter of 2020, compared to 29.2% in the second quarter of 2019.

Gaming machine handle for the second quarter of 2020 was US$67.6 million, compared with US$630.9 million in the second quarter of 2019. The gaming machine win rate was 2.7% in the second quarter of 2020 versus 3.2% in the second quarter of 2019.

Total non-gaming revenue at Studio City in the second quarter of 2020 was US$7.6 million, compared with US$36.9 million in the second quarter of 2019.

City of Dreams Manila Second Quarter Results

For the quarter ended June 30, 2020, total operating revenues at City of Dreams Manila were US$7.2 million, compared to US$176.1 million in the second quarter of 2019. City of Dreams Manila generated negative Adjusted EBITDA of US$22.6 million in the second quarter of 2020, compared with Adjusted EBITDA of US$82.8 million in the comparable period of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of the government-mandated casino closure for all of the second quarter of 2020 (other than the limited dry/trial run for a limited period during the quarter as permitted by the Philippine Amusement and Gaming Corporation (“PAGCOR”)).

City of Dreams Manila’s rolling chip volume was US$0.15 billion in the second quarter of 2020 versus US$1.90 billion in the second quarter of 2019. The rolling chip win rate was 3.38% in the second quarter of 2020 versus 5.21% in the second quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$7.5 million for the second quarter of 2020, compared with US$192.8 million in the second quarter of 2019. The mass market table games hold percentage was 24.3% in the second quarter of 2020, compared to 30.4% in the second quarter of 2019.

Gaming machine handle for the second quarter of 2020 was US$30.4 million, compared with US$945.1 million in the second quarter of 2019. The gaming machine win rate was 6.6% in the second quarter of 2020 versus 5.4% in the second quarter of 2019.

Total non-gaming revenue at City of Dreams Manila in the second quarter of 2020 was US$1.4 million, compared with US$31.8 million in the second quarter of 2019.

Cyprus Operations Second Quarter Results

The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and is licensed to operate four satellite casinos. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

For the quarter ended June 30, 2020, total operating revenues at Cyprus Casinos were US$3.5 million, compared to US$22.1 million in the second quarter of 2019. Cyprus Casinos generated negative Adjusted EBITDA of US$6.0 million in the second quarter of 2020, compared with Adjusted EBITDA of US$5.8 million in the second quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of government-mandated casino closures in the second quarter of 2020.

No rolling chip gross gaming revenue was generated in the second quarter 2020. Rolling chip volume totaled US$0.2 million with a rolling chip win rate of negative 23.12% in the second quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$4.1 million in the second quarter of 2020 versus US$35.3 million in the second quarter of 2019. The mass market table games hold percentage was 11.1% in the second quarter of 2020, compared to 21.1% in the second quarter of 2019.

Gaming machine handle for the second quarter of 2020 was US$57.2 million, compared with US$271.7 million in the second quarter of 2019. The gaming machine win rate was 5.2% in the second quarter of 2020 versus 5.4% in the second quarter of 2019.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2020 were US$57.9 million, which mainly included interest expenses, net of amounts capitalized of US$80.3 million, partially offset by other net non-operating income of US$27.6 million, which was primarily attributable to the fair value gain from the investment in shares of Crown Resorts Limited during the second quarter of 2020.

Depreciation and amortization costs of US$155.2 million were recorded in the second quarter of 2020, of which US$14.4 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended June 30, 2020 referred to in this press release is US$8.7 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for SCIHL dated August 20, 2020 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2020 aggregated to US$1.17 billion, including US$25.0 million of restricted cash, which was primarily related to Studio City. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$4.75 billion at the end of the second quarter of 2020.

Capital expenditures for the second quarter of 2020 were US$82.5 million, which primarily related to various projects at City of Dreams and Studio City Phase 2 construction.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the third quarter of 2020.

Commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to mandatory quarantine. On August 12, 2020, the Chinese authorities resumed the issuance of IVS visas for Zhuhai residents. According to the National Immigration Administration, issuance of IVS visas for Guangdong residents will resume on August 26, 2020, while the nationwide resumption of IVS visa issuance will commence on September 23, 2020. Despite these developments, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong, and certain provinces in China on visitors traveling to and from Macau. Additionally, health-related precautionary measures remain in place at our properties in Macau, which could continue to impact visitation and customer spending.

Our Philippines casino gaming operations were closed due to the enhanced community quarantine for the entire island of Luzon, including Metro Manila, which began on March 16, 2020 and was extended to July 31, 2020. However, during the quarter, City of Dreams Manila was allowed by PAGCOR to undertake a dry run/trial run of its gaming and hospitality operations for a limited period with only a limited number of participants strictly adhering to the new guidelines on social distancing and hygiene and sanitation procedures imposed by the government of the Philippines. The PAGCOR-sanctioned dry run/trial run aimed to address all potential operational concerns to achieve a seamless reopening for City of Dreams Manila.

The COVID-19 outbreak has also impacted the construction of the Studio City Phase 2 project and the progress of construction works at the City of Dreams Mediterranean project. We currently expect additional time will be needed to complete the construction of these projects.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its second quarter 2020 financial results on Thursday, August 20, 2020 at 8:30 a.m. Eastern Time (or 8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 844 760 0770
US Toll / International	1 347 549 4094
HK Toll	852 3018 8307
HK Toll Free	800 906 613
Japan Toll	81 3 4503 6004
Japan Toll Free	012 092 5482
UK Toll Free	080 0051 4241
Australia Toll	61 290 833 216
Australia Toll Free	1 800 754 642
Philippines Toll Free	1 800 1612 0312

Passcode	7753658

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll	852 3051 2780
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	7753658

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the recent global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to net income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
		(As adjusted)(3)		(As adjusted)(3)

Operating revenues:
Casino	$147,584	$1,287,674	$860,139	$2,485,578
Rooms	7,223	86,411	52,044	170,480
Food and beverage	5,719	57,465	34,662	113,664
Entertainment, retail and other	15,324	32,847	40,180	77,782

Total operating revenues	175,850	1,464,397	987,025	2,847,504

Operating costs and expenses:
Casino	(215,789)	(818,247)	(779,630)	(1,600,071)
Rooms	(8,383)	(21,845)	(26,324)	(44,338)
Food and beverage	(15,430)	(43,585)	(47,660)	(88,486)
Entertainment, retail and other	(15,213)	(26,433)	(35,537)	(48,247)
General and administrative	(113,932)	(146,407)	(245,229)	(277,877)
Payments to the Philippine Parties	2,771	(23,203)	(4,935)	(37,255)
Pre-opening costs	(226)	(603)	(621)	(4,113)
Development costs	(6,372)	(3,920)	(19,802)	(9,440)
Amortization of gaming subconcession	(14,363)	(14,209)	(28,686)	(28,395)
Amortization of land use rights	(5,726)	(5,664)	(11,435)	(11,319)
Depreciation and amortization	(135,085)	(142,544)	(277,318)	(281,722)
Property charges and other	(18,892)	(9,774)	(30,564)	(17,206)

Total operating costs and expenses	(546,640)	(1,256,434)	(1,507,741)	(2,448,469)

Operating (loss) income	(370,790)	207,963	(520,716)	399,035

Non-operating income (expenses):
Interest income	1,153	1,448	2,295	3,572
Interest expenses, net of amounts capitalized	(80,269)	(75,922)	(158,424)	(145,545)
Loan commitment fees	(1,929)	(507)	(3,173)	(790)
Foreign exchange losses, net	(2,907)	(9,316)	(6,218)	(9,330)
Other income (expenses), net	27,590	(23,078)	(151,807)	(16,351)
Loss on extinguishment of debt	(1,236)	—	(1,236)	(3,721)
Costs associated with debt modification	(310)	—	(310)	(579)

Total non-operating expenses, net	(57,908)	(107,375)	(318,873)	(172,744)

(Loss) income before income tax	(428,698)	100,588	(839,589)	226,291
Income tax credit (expense)	1,886	(1,298)	6,726	(4,989)

Net (loss) income	(426,812)	99,290	(832,863)	221,302
Net loss attributable to noncontrolling interests	58,683	2,490	100,686	542

Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(368,129)	$101,780	$(732,177)	$221,844

Net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.257)	$0.071	(0.511)	$0.154

Diluted	$(0.257)	$0.070	(0.511)	$0.154

Net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.772)	$0.213	$(1.533)	$0.463

Diluted	$(0.772)	$0.211	$(1.533)	$0.461

Weighted average shares outstanding used in net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,430,748,936	1,436,695,517	1,433,255,599	1,436,127,426

Diluted	1,430,748,936	1,444,897,243	1,433,255,599	1,443,357,571

(3)

In connection with the Company’s acquisition of a 75% interest in ICR Cyprus Holdings Limited (“ICR Cyprus”) from its parent company, Melco International Development Limited, on July 31, 2019, the prior period amounts presented in these unaudited condensed consolidated financial statements have been adjusted to include the financial results of the ICR Cyprus group in accordance with applicable accounting standards.

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30,	December 31,
	2020	2019
	(Unaudited)

ASSETS

Current assets:
Cash and cash equivalents	$1,144,673	$1,394,982
Investment securities	24,494	49,369
Restricted cash	24,589	37,390
Accounts receivable, net	176,547	284,333
Amounts due from affiliated companies	334	442
Inventories	41,126	43,959
Prepaid expenses and other current assets	110,093	84,197

Total current assets	1,521,856	1,894,672

Property and equipment, net	5,656,967	5,723,909
Gaming subconcession, net	113,412	141,440
Intangible assets, net	30,523	31,628
Goodwill	86,568	95,620
Long-term prepayments, deposits and other assets	209,848	176,478
Investment securities	—	568,936
Restricted cash	406	130
Deferred tax assets	6,285	3,558
Operating lease right-of-use assets	100,538	111,043
Land use rights, net	733,216	741,008

Total assets	$8,459,619	$9,488,422

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$9,254	$21,882
Accrued expenses and other current liabilities	993,166	1,420,516
Income tax payable	7,704	8,516
Operating lease liabilities, current	28,431	33,152
Finance lease liabilities, current	53,264	39,725
Current portion of long-term debt, net	—	146
Amounts due to affiliated companies	1,822	1,523

Total current liabilities	1,093,641	1,525,460

Long-term debt, net	4,750,712	4,393,985
Other long-term liabilities	21,403	18,773
Deferred tax liabilities, net	49,329	56,677
Operating lease liabilities, non-current	80,106	88,259
Finance lease liabilities, non-current	263,659	262,040

Total liabilities	6,258,850	6,345,194

Shareholders’ equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,430,797,219 and 1,437,328,096 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 25,750,723 and 19,219,846 shares, respectively	(121,821)	(90,585)
Additional paid-in capital	3,185,874	3,178,579
Accumulated other comprehensive losses	(33,604)	(18,803)
Accumulated losses	(1,456,081)	(644,788)

Total Melco Resorts & Entertainment Limited shareholders’ equity	1,588,933	2,438,968
Noncontrolling interests	611,836	704,260

Total shareholders’ equity	2,200,769	3,143,228

Total liabilities and shareholders’ equity	$8,459,619	$9,488,422

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
		(As adjusted)(3)		(As adjusted)(3)

Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(368,129)	$101,780	$(732,177)	$221,844
Pre-opening costs	226	603	621	4,113
Development costs	6,372	3,920	19,802	9,440
Property charges and other	18,892	9,774	30,564	17,206
Loss on extinguishment of debt	1,236	—	1,236	3,721
Costs associated with debt modification	310	—	310	579
Income tax impact on adjustments	(1,491)	(1,213)	(3,823)	(2,282)
Noncontrolling interests impact on adjustments	(129)	(3,939)	(2,356)	(7,084)

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited	$(342,713)	$110,925	$(685,823)	$247,537

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.240)	$0.077	$(0.479)	$0.172

Diluted	$(0.240)	$0.077	$(0.479)	$0.171

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.719)	$0.232	$(1.436)	$0.517

Diluted	$(0.719)	$0.230	$(1.436)	$0.514

Weighted average shares outstanding used in adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,430,748,936	1,436,695,517	1,433,255,599	1,436,127,426

Diluted	1,430,748,936	1,444,897,243	1,433,255,599	1,443,357,571

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total

Operating (loss) income	$(25,382)	$2,543	$(141,229)	$(86,621)	$(37,539)	$(9,213)	$(73,349)	$(370,790)

Payments to the Philippine Parties	—	—	—	—	(2,771)	—	—	(2,771)
Land rent to Belle Corporation	—	—	—	—	785	—	—	785
Pre-opening costs	—	—	(50)	28	—	248	—	226
Development costs	—	—	—	—	—	—	6,372	6,372
Depreciation and amortization	5,269	1,833	63,159	43,811	16,354	2,821	21,927	155,174
Share-based compensation	111	36	1,391	539	408	22	9,969	12,476
Property charges and other	564	—	6,387	(99)	203	132	11,705	18,892

Adjusted EBITDA	(19,438)	4,412	(70,342)	(42,342)	(22,560)	(5,990)	(23,376)	(179,636)
Corporate and Other expenses	—	—	—	—	—	—	23,376	23,376

Adjusted Property EBITDA	$(19,438)	$4,412	$(70,342)	$(42,342)	$(22,560)	$(5,990)	$—	$(156,260)

	Three Months Ended June 30, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
						(As adjusted)(3)	(As adjusted)(3)	(As adjusted)(3)

Operating income (loss)	$2,484	$3,650	$183,527	$39,185	$39,451	$2,590	$(62,924)	$207,963

Payments to the Philippine Parties	—	—	—	—	23,203	—	—	23,203
Land rent to Belle Corporation	—	—	—	—	762	—	—	762
Pre-opening costs	—	—	(46)	60	(7)	596	—	603
Development costs	—	—	—	—	—	—	3,920	3,920
Depreciation and amortization	5,883	1,989	66,293	46,610	19,023	2,589	20,030	162,417
Share-based compensation	104	38	1,065	508	348	51	6,142	8,256
Property charges and other	15	(389)	(66)	8,413	51	—	1,750	9,774

Adjusted EBITDA	8,486	5,288	250,773	94,776	82,831	5,826	(31,082)	416,898
Corporate and Other expenses	—	—	—	—	—	—	31,082	31,082

Adjusted Property EBITDA	$8,486	$5,288	$250,773	$94,776	$82,831	$5,826	$—	$447,980

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Six Months Ended June 30, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total

Operating (loss) income	$(40,082)	$852	$(148,106)	$(143,731)	$(33,251)	$(9,255)	$(147,143)	$(520,716)

Payments to the Philippine Parties	—	—	—	—	4,935	—	—	4,935
Land rent to Belle Corporation	—	—	—	—	1,562	—	—	1,562
Pre-opening costs	37	—	(50)	56	—	578	—	621
Development costs	—	—	—	—	—	—	19,802	19,802
Depreciation and amortization	10,679	3,609	126,510	86,644	32,820	5,658	51,519	317,439
Share-based compensation	226	5	2,448	932	726	101	16,646	21,084
Property charges and other	636	26	9,808	4,343	203	132	15,416	30,564

Adjusted EBITDA	(28,504)	4,492	(9,390)	(51,756)	6,995	(2,786)	(43,760)	(124,709)
Corporate and Other expenses	—	—	—	—	—	—	43,760	43,760

Adjusted Property EBITDA	$(28,504)	$4,492	$(9,390)	$(51,756)	$6,995	$(2,786)	$—	$(80,949)

	Six Months Ended June 30, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
						(As adjusted)(3)	(As adjusted)(3)	(As adjusted)(3)

Operating income (loss)	$12,188	$7,566	$341,747	$87,664	$62,456	$5,693	$(118,279)	$399,035

Payments to the Philippine Parties	—	—	—	—	37,255	—	—	37,255
Land rent to Belle Corporation	—	—	—	—	1,518	—	—	1,518
Pre-opening costs	25	—	5	2,549	(7)	1,541	—	4,113
Development costs	—	—	—	—	—	—	9,440	9,440
Depreciation and amortization	11,307	3,991	131,995	91,769	38,150	5,265	38,959	321,436
Share-based compensation	204	81	1,711	692	630	76	11,285	14,679
Property charges and other	42	(361)	3,877	8,542	3,356	—	1,750	17,206

Adjusted EBITDA	23,766	11,277	479,335	191,216	143,358	12,575	(56,845)	804,682
Corporate and Other expenses	—	—	—	—	—	—	56,845	56,845

Adjusted Property EBITDA	$23,766	$11,277	$479,335	$191,216	$143,358	$12,575	$—	$861,527

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
		(As adjusted)(3)		(As adjusted)(3)

Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(368,129)	$101,780	$(732,177)	$221,844
Net loss attributable to noncontrolling interests	(58,683)	(2,490)	(100,686)	(542)

Net (loss) income	(426,812)	99,290	(832,863)	221,302
Income tax (credit) expense	(1,886)	1,298	(6,726)	4,989
Interest and other non-operating expenses, net	57,908	107,375	318,873	172,744
Property charges and other	18,892	9,774	30,564	17,206
Share-based compensation	12,476	8,256	21,084	14,679
Depreciation and amortization	155,174	162,417	317,439	321,436
Development costs	6,372	3,920	19,802	9,440
Pre-opening costs	226	603	621	4,113
Land rent to Belle Corporation	785	762	1,562	1,518
Payments to the Philippine Parties	(2,771)	23,203	4,935	37,255

Adjusted EBITDA	(179,636)	416,898	(124,709)	804,682
Corporate and Other expenses	23,376	31,082	43,760	56,845

Adjusted Property EBITDA	$(156,260)	$447,980	$(80,949)	$861,527

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Room Statistics(4):
Altira Macau
Average daily rate (5)	$165	$177	$176	$178
Occupancy per available room	21%	99%	39%	99%
Revenue per available room (6)	$35	$176	$69	$177

City of Dreams
Average daily rate (5)	$279	$206	$236	$206
Occupancy per available room	6%	98%	28%	98%
Revenue per available room (6)	$18	$202	$66	$201

Studio City
Average daily rate (5)	$160	$132	$139	$133
Occupancy per available room	5%	100%	24%	100%
Revenue per available room (6)	$8	$132	$34	$133

City of Dreams Manila
Average daily rate (5)	$314	$182	$204	$173
Occupancy per available room	26%	98%	85%	98%
Revenue per available room (6)	$81	$178	$174	$170

Other Information(7):
Altira Macau
Average number of table games	101	104	94	104
Average number of gaming machines	91	171	114	170
Table games win per unit per day (8)	$2,654	$17,125	$6,881	$20,209
Gaming machines win per unit per day (9)	$186	$235	$133	$220

City of Dreams
Average number of table games	515	518	475	518
Average number of gaming machines	398	823	473	822
Table games win per unit per day (8)	$2,936	$19,184	$8,594	$17,812
Gaming machines win per unit per day (9)	$40	$528	$268	$528

Studio City
Average number of table games	291	293	273	293
Average number of gaming machines	419	985	570	980
Table games win per unit per day (8)	$183	$12,812	$3,086	$12,660
Gaming machines win per unit per day (9)	$48	$225	$124	$218

City of Dreams Manila
Average number of table games	301	306	299	304
Average number of gaming machines	2,273	2,271	2,289	2,256
Table games win per unit per day (8)	$1,506	$5,672	$3,795	$5,218
Gaming machines win per unit per day (9)	$59	$248	$183	$255

Cyprus Operations
Average number of table games	25	38	35	38
Average number of gaming machines	281	357	419	264
Table games win per unit per day (8)	$1,008	$2,136	$1,800	$2,211
Gaming machines win per unit per day (9)	$594	$451	$423	$441

(4)	Room statistics exclude rooms that were temporarily closed or provided to staff members during the three and six months ended June 30, 2020 due to the COVID-19 outbreak
(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)

Table games and gaming machines that were not in operation during the three and six months ended June 30, 2020 due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded

(8)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(9)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis